# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Context Therapeutics Inc., CIK 0001842952
CUSIP: 21077P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 Market Street, Suite 3915, Unit #15, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001861989

## Reporting persons
- Martin Lehr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 775,552; shared voting power 820,190; sole dispositive power 775,552; shared dispositive power 820,190; aggregate amount beneficially owned 1,595,742 (2.1% of the class)
  Comment: The shares over which Mr. Lehr has sole voting power and sole dispositive power consist of (i) 615,851 shares of the Issuer's common stock underlying options held directly by Mr. Lehr that are exercisable within 60 days of December 31, 2024 (the "Option Shares") and (ii) 159,701 shares of the Issuer's common stock held directly by Mr. Lehr. The shares over which Mr. Lehr has shared voting power and shared dispositive power represent shares of the Issuer's common stock held by the Martin Lehr 2000 Trust. The ownership percentage is based upon 74,998,312 shares of the Issuer's common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024, plus the Option Shares.
- Martin Lehr 2000 Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,190; sole dispositive power 0; shared dispositive power 820,190; aggregate amount beneficially owned 820,190 (1.1% of the class)
  Comment: The ownership percentage is based upon 74,998,312 shares of the Issuer's common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.
- Ellyn Lehr: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,190; sole dispositive power 0; shared dispositive power 820,190; aggregate amount beneficially owned 820,190 (1.1% of the class)
  Comment: The shares over which Ms. Lehr has shared voting power and shared dispositive power represent shares of the Issuer's common stock held by the Martin Lehr 2000 Trust. The ownership percentage is based upon 74,998,312 shares of the Issuer's common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

## Item 1. Issuer
Name of issuer: Context Therapeutics Inc.
Address of issuer's principal executive offices: 2001 Market Street, Suite 3915, Unit #15, Philadelphia, PA, 19103

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Martin Lehr, the Martin Lehr 2000 Trust and Ellyn Lehr.
Address of principal business office or, if none, residence:
(i) Martin Lehr: 2001 Market Street, Suite 3915, Unit #15, Philadelphia, Pennsylvania 19103
(ii) Martin Lehr 2000 Trust: 2001 Market Street, Suite 3915, Unit #15, Philadelphia, Pennsylvania 19103
(iii) Ellyn Lehr: 2001 Market Street, Suite 3915, Unit #15, Philadelphia, Pennsylvania 19103
Citizenship:
(i) Martin Lehr: United States
(ii) Martin Lehr 2000 Trust: Pennsylvania
(iii) Ellyn Lehr: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Martin Lehr: 1,595,742 shares*
(ii) Martin Lehr 2000 Trust: 820,190 shares**
(iii) Ellyn Lehr: 820,190 shares**
* Consists of (i) 820,190 shares of the Issuer's common stock held by the Martin Lehr 2000 Trust, (ii) 615,851 shares of the Issuer's common stock underlying options held directly by Mr. Lehr that are exercisable within 60 days of December 31, 2024 (the "Option Shares") and (iii) 159,701 shares of the Issuer's common stock held directly by Mr. Lehr.
** Represents shares of the Issuer's common stock held by the Martin Lehr 2000 Trust.
Percent of class:
(i) Martin Lehr: 2.1%
(ii) Martin Lehr 2000 Trust: 1.1%
(iii) Ellyn Lehr: 1.1%
Based upon 74,998,312 shares of the Issuer's common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024, plus, in the case of Mr. Lehr, the Option Shares.
Sole power to vote or to direct the vote:
(A) Martin Lehr: 775,552
(B) Martin Lehr 2000 Trust: 0
(C) Ellyn Lehr: 0
Shared power to vote or to direct the vote:
(A) Martin Lehr: 820,190
(B) Martin Lehr 2000 Trust: 820,190
(C) Ellyn Lehr: 820,190
Sole power to dispose or to direct the disposition:
(A) Martin Lehr: 775,552
(B) Martin Lehr 2000 Trust: 0
(C) Ellyn Lehr: 0
Shared power to dispose or to direct the disposition:
(A) Martin Lehr: 820,190
(B) Martin Lehr 2000 Trust: 820,190
(C) Ellyn Lehr: 820,190

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Martin Lehr: /s/ Martin Lehr, Martin Lehr (02/12/2025)
- Martin Lehr 2000 Trust: /s/ Ellyn Lehr, Ellyn Lehr/Trustee (02/12/2025)
- Ellyn Lehr: /s/ Ellyn Lehr, Ellyn Lehr (02/12/2025)